UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2014

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

This Report on Form 6-K of EZchip Semiconductor Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1:	Audited consolidated financial statements of Tilera Corporation as of December 31, 2013 and 2012 and for the years then ended
Exhibit 99.2:	Unaudited condensed interim consolidated financial statements of Tilera Corporation as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013
Exhibit 99.3:	Unaudited pro forma condensed combined financial information of EZchip Semiconductor Ltd. and Tilera Corporation as of December 31, 2013 and for the year ended December 31, 2013
Exhibit 99.4:	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD.

By:	/S/ DROR ISRAEL
Name:	Dror Israel
Title:	Chief Financial Officer

Date: November 13, 2014